UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Seanergy Maritime Holdings Corp.

(Name of Issuer)

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

Y73760400
(CUSIP Number)

Richard M. Brand

Kiran S. Kadekar

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y73760400	13D

1.	Names of Reporting Persons Sphinx Investment Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,119,972*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,119,972*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,119,972*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 19,648,956 Common Shares stated by the Issuer as being outstanding as at September 25, 2023, in its Report on Form 6-K, filed with the United States Securities and Exchange Commission (the “SEC”) on September 29, 2023 (the “September 2023 6-K”).

CUSIP No. Y73760400	13D

1.	Names of Reporting Persons Maryport Navigation Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,119,972*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,119,972*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,119,972*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 19,648,956 Common Shares stated by the Issuer as being outstanding as at September 25, 2023, in its September 2023 6-K.

CUSIP No. Y73760400	13D

1.	Names of Reporting Persons George Economou
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,119,972*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,119,972*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,119,972*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7%**
14.	Type of Reporting Person (See Instructions) IN

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 19,648,956 Common Shares stated by the Issuer as being outstanding as at September 25, 2023, in its September 2023 6-K.

Item 1.	Security and Issuer.

This joint statement on Schedule 13D (this “Schedule 13D”) is filed with respect to the common shares, par value $0.0001 per share (the “Common Shares”), of Seanergy Maritime Holdings Corp., a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”) and having its principal executive offices at 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed by Sphinx Investment Corp., a corporation organized under the laws of the Republic of the Marshall Islands. (“Sphinx”), Mayport Navigation Corp., a corporation organized under the laws of the Republic of Liberia (“Maryport”) and George Economou, a Greek citizen (“Mr. Economou”, and collectively with Sphinx and Maryport, the “Reporting Persons”). Sphinx and Maryport are both controlled by Mr. Economou.

The sole director and executive officer of each of Sphinx and Maryport is Levante Services Limited (“Levante”), a corporation organized under the laws of the Republic of Liberia.1

(b) The address of the principal office of Sphinx and Maryport is c/o Levante Services Limited, Leoforos Evagorou 31, 2nd Floor, Office 21 1066 Nicosia Cyprus. The business address of Mr. Economou is c/o Levante Services Limited, Leoforos Evagorou 31, 2nd Floor, Office 21 1066 Nicosia, Cyprus. The address of the principal office of Levante is Leoforos Evagorou 31, 2nd Floor, Office 21 1066 Nicosia, Cyprus.

(c) The principal business of each of Sphinx and Maryport is the making of investments in securities. The principal occupation of Mr. Economou is investor and business executive, and such business is conducted through, among other entities, Sphinx and Maryport. The principal business of Levante is acting as director, president, treasurer and secretary of Sphinx, Maryport and other companies.

(d) During the last five years, none of the Reporting Persons, nor to their knowledge, any of their respective directors and executive officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor to their knowledge, any of their respective directors and executive officers, is or during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

1 The sole director and executive officer of Levante is Kleanthis Costa Spathias, a citizen of the United Kingdom. Mr. Spathias’s principal occupation is the provision of director and secretarial services, and his principal business address is c/o Levante Services Limited, Leoforos Evagorou 31, 2nd Floor, Office 21 1066 Nicosia, Cyprus.

Item 3.	Source and Amount of Funds or Other Consideration.

Sphinx purchased the 1,119,972 Common Shares reported herein for a total purchase price of $6,286,161 including fees and expenses. The source of funds used by Sphinx to purchase the Common Shares is its working capital. Unless noted above, no part of the purchase price for such Common Shares was borrowed by any Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.

Item 4.	Purpose of Transaction.

The responses to Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the Common Shares over which they exercise beneficial ownership in the belief that the Common Shares are undervalued and are an attractive investment. The Reporting Persons from time to time expect to enter into discussions with directors and officers of the Issuer, other stockholders of the Issuer or third parties in connection with the Reporting Persons’ investment in the Issuer. Such discussions may include, without limitation, one or more of members of management, members of the board (individually or acting as a whole), other stockholders of the Issuer and other persons to discuss the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and future of the Issuer, as well as other matters related to the Issuer. These discussions may review options for enhancing stockholder value through, among other things, various strategic alternatives, including without limitation asset dispositions, or operational or management initiatives. The Reporting Persons may also seek to explore increasing their ownership position in the Issuer, including, without limitation, through open market purchases or an acquisition of Common Shares from other stockholders.

The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, concentrations in the portfolios managed by the Reporting Persons, conditions in the securities, shipping and other markets and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including, without limitation: (i) acquiring additional Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Shares or otherwise relate to the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering, or changing their intention with respect to, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The Reporting Persons each may be deemed to beneficially own all of the 1,119,972 Common Shares (the “Subject Shares”) reported herein, which represent approximately 5.7% of Issuer’s outstanding Common Shares, based on the 19,648,956 Common Shares stated by Issuer as being outstanding as of September 25, 2023, in the Issuer’s September 2023 6-K.

Sphinx has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 1,119,972 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 1,119,972 Common Shares.

Maryport has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 1,119,972 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 1,119,972 Common Shares.

Mr. Economou has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 1,119,972 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 1,119,972 Common Shares.

(c) Other than as described herein or on Exhibit 99.2 filed herewith, which is incorporated herein by reference, no transactions of Common Shares were effected by the Reporting Persons during the past 60 days.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 99.1.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated November 24, 2023, by and among the Reporting Persons.
Exhibit 99.2	Trading Data

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 24, 2023	SPHINX INVESTMENT CORP.

By: Levante Services Limited

By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: November 24, 2023	MARYPORT NAVIGATION CORP.

By: Levante Services Limited

	By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: November 24, 2023	GEORGE ECONOMOU

By:	/s/ George Economou
George Economou